UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Evolve Transition Infrastructure LP
(Name of Issuer)

COMMON UNITS
(Title of Class of Securities)

30053M203
(CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30053M203	Page 2 of 30 Pages
1	NAMES OF REPORTING PERSONS
SP COMMON EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,524,812

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,524,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,524,812

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 30053M203	Page 3 of 30 Pages
1	NAMES OF REPORTING PERSONS
SP PREFERRED EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
300,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 30053M203	Page 4 of 30 Pages
1	NAMES OF REPORTING PERSONS
EVOLVE TRANSITION INFRASTRUCTURE GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,361,032 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,361,032 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,361,032 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes 1,536,220 Common Units that the Reporting Person is purchasing pursuant to its exercise of the Limited Call Right (as defined herein).

CUSIP NO. 30053M203	Page 5 of 30 Pages
1	NAMES OF REPORTING PERSONS
SP HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,361,032 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,361,032 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,361,032 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes 1,536,220 Common Units that the General Partner (as defined herein) is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 6 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split (as defined herein) effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 7 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 8 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 9 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 10 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 11 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 12 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 13 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 14 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS UPPER HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 15 of 30 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 16 of 30 Pages
1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,261,608 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,261,608 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,261,608 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1. This amount includes (1) approximately 900,576 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant, as adjusted for the Reverse Split effective July 18, 2023 and (2) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 17 of 30 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 19 to Schedule 13D (“Amendment No. 19”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Evolve Transition Infrastructure LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056. This Amendment No. 19 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, Amendment No. 4 filed with the SEC on February 4, 2019, Amendment No. 5, filed with the SEC on August 6, 2019, Amendment No. 6, filed with the SEC on September 4, 2020, Amendment No. 7, filed with the SEC on September 9, 2020, Amendment No. 8, filed with the SEC on October 5, 2020, Amendment No. 9, filed with the SEC on November 18, 2020, Amendment No. 10, filed with the SEC on February 1, 2021, Amendment No. 11, filed with the SEC on May 4, 2021, Amendment No. 12, filed with the SEC on August 3, 2021, Amendment No. 13, filed with the SEC on November 2, 2021, Amendment No. 14, filed with the SEC on February 2, 2022, Amendment No. 15, filed with the SEC on May 3, 2022, Amendment No. 16, filed with the SEC on August 2, 2022, Amendment No. 17, filed with the SEC on November 22, 2022, and Amendment No. 18, filed with the SEC on May 8, 2023  (collectively the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 19 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following:

(a-c, f) This Schedule 13D is filed on behalf of each of the following (the “Reporting Persons”): (i) SP Common Equity Subsidiary LLC, a Delaware limited liability company (“SPCE Sub”), (ii) SP Preferred Equity Subsidiary LLC, a Delaware limited liability company (“SPPE Sub”); (iii) Evolve Transition Infrastructure GP LLC (f/k/a Sanchez Midstream Partners GP LLC), a Delaware limited liability company (the “General Partner”); (iv) SP Holdings, LLC, a Texas limited liability company; (v) Stonepeak Catarina Holdings LLC, a Delaware limited liability company (“Stonepeak Catarina”); (vi) Stonepeak Texas Midstream Holdco LLC, a Delaware limited liability company; (vii) Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company; (viii) Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership; (ix) Stonepeak Associates LLC, a Delaware limited liability company; (x) Stonepeak GP Holdings LP, a Delaware limited partnership; (xi) Stonepeak GP Investors LLC, a Delaware limited liability company; (xii) Stonepeak GP Investors Holdings LP, a Delaware limited partnership; (xiii) Stonepeak GP Investors Upper Holdings LP, a Delaware limited partnership; (xiv) Stonepeak GP Investors Holdings Manager LLC, a Delaware limited liability company; and (xv) Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America (each of (v) through (xv), collectively, the “Catarina Reporting Persons”).

This Schedule 13D relates to Common Units held directly by SPCE Sub, SPPE Sub and General Partner, and Class C Preferred Units and a Warrant to acquire Common Units held directly by Stonepeak Catarina.

Effective January 5, 2024, Stonepeak Catarina appointed the General Partner as the manager of each of SPCE Sub and SPPE Sub. SP Holdings, LLC, a wholly-owned subsidiary of Stonepeak Catarina, is the sole member of the General Partner. Stonepeak Texas Midstream Holdco LLC is the managing member of Stonepeak Catarina. Stonepeak Catarina Upper Holdings LLC is the majority owner member of Stonepeak Texas Midstream Holdco LLC. Stonepeak Infrastructure Fund (Orion AIV) LP is the managing member of Stonepeak Catarina Upper Holdings LLC. Stonepeak Associates LLC is the managing member of Stonepeak Texas Midstream Holdco LLC and the general partner of Stonepeak Infrastructure Fund (Orion AIV) LP. Stonepeak GP Holdings LP is the sole member of Stonepeak Associates LLC. Stonepeak GP Investors LLC is the general partner of Stonepeak GP Holdings LP. Stonepeak GP Investors Holdings LP is the managing member of Stonepeak GP Investors LLC. Stonepeak GP Investors Upper Holdings LP is the general partner of Stonepeak GP Investors Holdings LP. Stonepeak GP Investors Holdings Manager LLC is the general partner of Stonepeak GP Investors Upper Holdings LP. Mr. Michael B. Dorrell is the Chairman, Chief Executive Officer, co-founder and sole member of Stonepeak GP Investors Holdings Manager LLC.

CUSIP NO. 30053M203	Page 18 of 30 Pages
The address of the principal office for each of the Reporting Persons, except the General Partner, is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

The address of the principal office for the General Partner is 1360 Post Oak Blvd., Suite 2400    Houston, TX  77056.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached as Exhibit Y.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 19 is incorporated by reference herein.

In advance of the exercise of the Limited Call Right (as defined and described in Item 4 below), on January 5, 2024: (i) Stonepeak Catarina and SPCE Sub entered into an equity contribution agreement (the “Equity Contribution Agreement”), pursuant to which Stonepeak Catarina transferred 6,361,377 Common Units, as adjusted for the Reverse Split (defined and described in Item 4 below), to SPCE Sub at no cost; and (ii) Stonepeak Texas Midstream Holdco LLC and the General Partner entered into an intercompany loan agreement (the “Intercompany Loan Agreement”), pursuant to which Stonepeak Texas Midstream Holdco LLC provided a loan to the General Partner in an aggregate principal amount of approximately $2.7 million, the proceeds of which will be used to purchase all of the outstanding Common Units (other than Common Units already owned by the General Partner or its controlled affiliates), and pay related fees and expenses, in connection with the exercise of the Limited Call Right.

The foregoing description of each of the Equity Contribution Agreement and the Intercompany Loan Agreement does not purport to be complete and is qualified in its entirety by the full text of each of the Equity Contribution Agreement and the Intercompany Loan Agreement, a copy or a form of which is filed as Exhibit Z and Exhibit AA, respectively, hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The response to Item 3 of this Amendment No. 19 is incorporated by reference herein.

As previously reported in the Schedule 13D, at any time the Reporting Persons hold more than 80% of the outstanding Common Units, the Reporting Persons would be able to cause the General Partner or a controlled affiliate of the General Partner to exercise the limited call right (the “Limited Call Right”) provided for in Section 15.1 of the Third Amended and Restated Agreement of Limited Partnership of Evolve (the “Partnership Agreement”) to purchase all outstanding Common Units (other than Common Units held by the General Partner or its controlled affiliates), at a price per Common Unit determined pursuant to Section 15.1 of the Partnership Agreement.

On January 8, 2024, the General Partner elected to exercise the Limited Call Right pursuant to its right as the holder (together with its controlled affiliates, including SPCE Sub and SPPE Sub) of more than 80% of the outstanding Common Units and Section 15.1 of the Partnership Agreement.  Specifically, pursuant to its exercise of the Limited Call Right, the General Partner will purchase all of the issued and outstanding Common Units (other than Common Units already owned by the General Partner or its controlled affiliates) for a cash purchase price, determined pursuant to the contractual formula set forth in Section 15.1(b) of the Partnership Agreement, of $1.389285 per Common Unit, effective February 16, 2024 (the “Purchase Date”).  After the Purchase Date, the General Partner and its affiliates, including certain of the Reporting Persons, will beneficially own, directly or indirectly, all of the Common Units, and there will no longer be a public market for the Common Units.  Based on 8,361,032 total Common Units known to be outstanding as of January 8, 2024, as reported in the Issuer’s transaction statement on Schedule 13E-3 filed with the SEC on January 10, 2024, the Reporting Persons calculate that the General Partner will acquire an aggregate 1,536,220 Common Units in connection with the exercise of the Limited Call Right.  As a result of the General Partner’s exercise of the Limited Call Right, after the Purchase Date, the Reporting Persons intend to cause the Common Units to be delisted from the NYSE American and deregistered under Section 12 of the Act.

CUSIP NO. 30053M203	Page 19 of 30 Pages
Previously, SP Holdings, LLC provided notice to the Board of its election to receive the second quarter 2023 quarterly distribution on the Class C Preferred Units in kind, pursuant to which Stonepeak Catarina acquired 1,321,286 Class C Preferred Units on July 31, 2023.  Also previously, SP Holdings, LLC provided notice to the Board of its election to receive the third quarter 2023 quarterly distribution on the Class C Preferred Units in kind, pursuant to which Stonepeak Catarina acquired 1,367,531 Class C Preferred Units on October 31, 2023 (the “Q3 2023 Distribution”). After the Q3 2023 Distribution, the Reporting Persons owned, and currently own, an aggregate 40,439,858 Class C Preferred Units. The Class C Preferred Units have the same voting rights as the holders of the Common Units but are not convertible into Common Units and, accordingly, are excluded from the Reporting Persons’ beneficial ownership reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended by adding the following:

(a) The number of Common Units reported as beneficially owned by the Reporting Persons in this Amendment No. 19 have been adjusted to reflect that, effective July 18, 2023, every 30 Common Units were consolidated into 1 Common Unit (the “Reverse Split”). As a result of the Reverse Split, the number of the Warrant to acquire Common Units held directly by Stonepeak Catarina was proportionately reduced at the same ratio.

As of the date hereof, each of the Catarina Reporting Persons may be deemed the beneficial owner of 9,261,608 Common Units, as adjusted for the Reverse Split, which amount represents 100% of the outstanding Common Units. This amount includes: (i) approximately 900,576 Common Units that Stonepeak Catarina currently has the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina; (ii) 6,524,812 Common Units held directly by SPCE Sub; (iii) 300,000 Common Units held directly by SPPE Sub; and (iv) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right. As of the date hereof, Stonepeak Catarina does not anticipate exercising the Warrant.

As of the date hereof, SPCE Sub may be deemed the beneficial owner of 6,524,812 Common Units, as adjusted for the Reverse Split, which amount represents approximately 78.0% of the outstanding Common Units, and SPPE Sub may be deemed the beneficial owner of 300,000 Common Units, as adjusted for the Reverse Split, which amount represents approximately 3.6% of the outstanding Common Units.

As of the date hereof, each of the General Partner and SP Holdings, LLC may be deemed the beneficial owner of 8,361,032 Common Units, as adjusted for the Reverse Split, which amount represents 100% of the outstanding Common Units. This amount includes: (i) 6,524,812 Common Units held directly by SPCE Sub; (ii) 300,000 Common Units held directly by SPPE Sub; and (iii) 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

The foregoing beneficial ownership percentages are based on the sum of (i) 8,361,032 Common Units outstanding as of January 8, 2024, as reported in the Issuer’s transaction statement on Schedule 13E-3 filed with the SEC on January 10, 2024, plus, (ii) for purposes of calculating the Catarina Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the approximately 900,576 Common Units issuable upon exercise of the Warrant.

(b) The Catarina Reporting Persons have shared voting power and shared dispositive power with regard to the approximately 900,576 Common Units that Stonepeak Catarina currently has the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina. The Catarina Reporting Persons, SP Holdings, LLC and the General Partner have shared voting power and shared dispositive power with SPCE Sub with regard to the 6,524,812 Common Units held directly by SPCE Sub and have shared voting power and shared dispositive power with SPPE Sub with regard to the 300,000 Common Units held directly by SPPE Sub. The Catarina Reporting Persons and SP Holdings, LLC have shared voting power and shared dispositive power with the General Partner with regard to the 1,536,220 Common Units that the General Partner is purchasing pursuant to its exercise of the Limited Call Right.

CUSIP NO. 30053M203	Page 20 of 30 Pages
(c) The responses to Item 3 and Item 4 of this Amendment No. 19 are incorporated by reference herein. Except as set forth in the Amendment No. 19, there were no transactions in Common Units by the Reporting Persons effected during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The responses to Item 2, Item 3 and Item 4 of this Amendment No. 19 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit Y:	Joint Filing Agreement.
Exhibit Z:	Form of Equity Contribution Agreement, dated January 5, 2024.
Exhibit AA:	Intercompany Loan Agreement, dated January 5, 2024 (incorporated by reference to Exhibit (d)(16) to the Issuer’s Schedule 13E-3, filed with the SEC on January 10, 2024).

CUSIP NO. 30053M203	Page 21 of 30 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SP COMMON EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK CATARINA UPPER HOLDINGS LLC, its majority owner member
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

SP PREFERRED EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK CATARINA UPPER HOLDINGS LLC, its majority owner member
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

EVOLVE TRANSITION INFRASTRUCTURE GP LLC
By: SP Holdings, LLC, its sole member
By: /s/ Claire Campbell
Name: Claire Campbell
Title: Managing Director

SP HOLDINGS, LLC
By: /s/ Claire Campbell
Name: Claire Campbell
Title: Managing Director

STONEPEAK CATARINA HOLDINGS LLC
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK CATARINA UPPER HOLDINGS LLC, its majority owner member
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner

CUSIP NO. 30053M203	Page 22 of 30 Pages
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
By: STONEPEAK CATARINA UPPER HOLDINGS LLC, its majority owner member
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK CATARINA UPPER HOLDINGS LLC
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK ASSOCIATES LLC
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP HOLDINGS LP
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member

CUSIP NO. 30053M203	Page 23 of 30 Pages
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP INVESTORS LLC
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS LP
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP INVESTORS UPPER HOLDINGS LP
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

/s/ Michael Dorrell
Michael Dorrell

January 10, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001)

CUSIP NO. 30053M203	Page 24 of 30 Pages
Exhibit Y

JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Units of Evolve Transition Infrastructure LP, dated as of January 10, 2024, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

SP COMMON EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK CATARINA UPPER HOLDINGS LLC, its majority owner member
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

SP PREFERRED EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK CATARINA UPPER HOLDINGS LLC, its majority owner member
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

EVOLVE TRANSITION INFRASTRUCTURE GP LLC
By: SP Holdings, LLC, its sole member
By: /s/ Claire Campbell
Name: Claire Campbell
Title: Managing Director

SP HOLDINGS, LLC
By: /s/ Claire Campbell
Name: Claire Campbell
Title: Managing Director

STONEPEAK CATARINA HOLDINGS LLC
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK CATARINA UPPER HOLDINGS LLC, its majority owner member
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member

CUSIP NO. 30053M203	Page 25 of 30 Pages
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
By: STONEPEAK CATARINA UPPER HOLDINGS LLC, its majority owner member
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK CATARINA UPPER HOLDINGS LLC
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK ASSOCIATES LLC
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

CUSIP NO. 30053M203	Page 26 of 30 Pages
STONEPEAK GP HOLDINGS LP
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP INVESTORS LLC
By: STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS LP
By: STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP INVESTORS UPPER HOLDINGS LP
By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer, and Co-Founder

/s/ Michael Dorrell
Michael Dorrell

January 10, 2024

CUSIP NO. 30053M203	Page 27 of 30 Pages
Exhibit Z

Execution Version

EQUITY CONTRIBUTION AGREEMENT

THIS EQUITY CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of January 5, 2024, by and between Stonepeak Catarina Holdings, LLC, a Delaware limited liability company (“Contributor”) and SP Common Equity Subsidiary LLC, a Delaware limited liability company (“Common Sub”).  Contributor and Common Sub may be referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, Common Sub is a wholly owned subsidiary of Contributor;

WHEREAS, Contributor owns 6,361,377 of the outstanding Common Units (as defined in that certain Third Amended and Restated Agreement of Limited Partnership of Sanchez Midstream Partners LP dated August 2, 2019, as amended (“Partnership Agreement”)) of Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve”);

WHEREAS, Contributor desires to contribute (the “Contribution”)  6,361,377 Common Units (the “Contributed Interests”) to Common Sub, free and clear of any liens (other than restrictions on transfer arising under applicable securities laws and restrictions on transfer that are set forth in the Partnership Agreement); and

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.   Contribution of Equity Interests.  Contributor hereby contributes, assigns, transfers and conveys to Common Sub and its successors and assigns, and Common Sub accepts and acquires from Contributor, all right, title, and interest in and to the Contributed Interests, free and clear of any liens (other than restrictions on transfer arising under applicable securities laws and that are set forth in the Partnership Agreement), and Common Sub hereby accepts such contribution.

2.   Amendment and Modification.  This Agreement may be amended, modified or supplemented at any time only by the written agreement signed by both Parties.

3.   Further Assurances.  Each Party agrees to cooperate fully with the other Party and to execute, acknowledge and deliver such further instruments, conveyances, assurances or documents as may be reasonably requested by the other Party to consummate or implement the Contribution and the other transactions described herein and contemplated hereby.

4.   Assignment.  No Party shall assign this Agreement or any part hereof, by operation of law or otherwise, without the prior written consent of the other Party.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

5.   Governing Law.  This Agreement will be governed by the laws of the State of Delaware without giving effect to the principles of conflict of laws of that State.

CUSIP NO. 30053M203	Page 28 of 30 Pages
6.   Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all such counterparts shall together constitute one and the same document.  Delivery of a copy of this Agreement bearing an original signature by facsimile transmission or by electronic mail in “portable document format” form shall have the same effect as physical delivery of the paper document bearing the original signature.

7.   Binding Effect.  This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

8.   Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9.   Entire Agreement.  This Agreement constitutes the entire agreement among the Parties and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated by this Agreement.

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CUSIP NO. 30053M203	Page 29 of 30 Pages
IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement as of the date first above written.

STONEPEAK CATARINA HOLDINGS, LLC

By:	Stonepeak Texas Midstream Holdco LLC, its managing member

By:	Stonepeak Associates LLC, its managing member

By:	Stonepeak GP Holdings LP, its sole member

By:	Stonepeak GP Investors LLC, its general partner

By:
Name:
Title:

SIGNATURE PAGE TO
 EQUITY CONTRIBUTION AGREEMENT

CUSIP NO. 30053M203	Page 30 of 30 Pages
SP COMMON EQUITY SUBSIDIARY LLC

By:	Stonepeak Catarina Holdings, LLC, its managing member

By:	Stonepeak Texas Midstream Holdco LLC, its managing member

By:	Stonepeak Associates LLC, its managing member

By:	Stonepeak GP Holdings LP, its sole member

By:	Stonepeak GP Investors LLC, its general partner

By:
Name:
Title:

SIGNATURE PAGE TO
 EQUITY CONTRIBUTION AGREEMENT